SECURITIES AND EXCHANGE COMMISSION


                          WASHINGTON, D. C.  20549



                                  FORM 11-K


                                ANNUAL REPORT



      Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                    For the Year Ended December 31, 1993

                        Commission File Number 1-3939




               Kerr-McGee Corporation Savings Investment Plan

                          (full title of the Plan)






                           Kerr-McGee Corporation
                              Kerr-McGee Center
                       Oklahoma City, Oklahoma  73102





           (Name of the issuer of the securities held pursuant to the Plan and address of its principal executive office)

                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Kerr-McGee Corporation Benefits Committee,

      Kerr-McGee Corporation:

      We have audited the accompanying Statements of Net Assets
Available for Plan Benefits of the KERR-McGEE CORPORATION
SAVINGS INVESTMENT PLAN (the Plan) as of December 31, 1993 and 1992, and the related Statement of Changes in Net Assets
Available for Plan Benefits for the year ended December 31, 1993.
These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for the year ended December 31, 1993, in conformity with generally accepted accounting principles.

      Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes as of December 31,
1993, and Schedule of Reportable Transactions for the year ended December 31, 1993, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's
Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                    (Arthur Andersen & Co.)

                     ARTHUR ANDERSEN & CO.



Oklahoma City, Oklahoma,
  April 22, 1994


KERR-MCGEE CORPORATION SAVINGS INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 1993
(Thousands of dollars)


                                                Fund A       Fund B         Fund C       Fund D     Fund E
                                                Kerr-McGee   Government     Interest     Equity     Equity     Loan
                                                   Stock       Securities    Income      Growth     Income     Account    Total

ASSETS:
  Investments-
    Fund A - Common stock of Kerr-McGee Corpo-
      ration (1,399,014 shares, cost $47,948)    $63,305       $             $           $          $          $          $ 63,305
    Fund B - U.S. Treasury Securities
      (cost $16,072)                                            16,324                                                      16,324
    Fund C - Guaranteed Investment Contracts
      with insurance companies (cost $4,837)                                   4,837                                         4,837
    Fund C - Fidelity Managed Income Portfolio
      (8,324,596 units, cost $8,324)                                           8,324                                         8,324
    Fund D - Units in Fidelity Retirement Growth Fund
      (687,808 units, cost $11,146)                                                       12,477                            12,477
    Fund E - Units in Fidelity Equity Income Fund
      (370,983 units, cost $10,362)                                                                  12,554                 12,554
    Loans to participants                                                                                       11,377      11,377
    Short-term investments                           612           235           901          75         75                  1,898

        Total Investments                         63,917        16,559        14,062      12,552     12,629     11,377     131,096

  Dividends receivable                               533                                                                       533
  Other assets                                         3                         115                                           118
  Due from (to) other funds                          399          (314)         (250)        132         33

          Total assets                            64,852        16,245        13,927      12,684     12,662     11,377     131,747


LIABILITIES:
  Payables to terminating and withdrawing
    participants                                   5,453           970         1,662         566        803                  9,454
  Other payables                                     345           116           210          36         99                    806

          Total liabilities                        5,798         1,086         1,872         602        902             -   10,260

Net assets available for plan benefits           $59,054       $15,159       $12,055     $12,082    $11,760    $11,377    $121,487


The accompanying notes and schedules are an integral part of this statement.




KERR-MCGEE CORPORATION SAVINGS INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 1992
(Thousands of dollars)


                                                Fund A       Fund B         Fund C       Fund D     Fund E
                                                Kerr-McGee   Government     Interest     Equity     Equity     Loan
                                                      Stock    Securities    Income      Growth     Income     Account    Total

ASSETS:
  Investments-
    Fund A - Common stock of Kerr-McGee Corpo-
      ration (1,407,122 shares, cost $47,555)    $63,320       $             $           $          $          $          $ 63,320
    Fund B - U.S. Treasury Securities
      (cost $15,813)                                            16,158                                                      16,158
    Fund C - Guaranteed Investment Contracts
      with insurance companies (cost $8,779)                                   8,779                                         8,779
    Fund C - Fidelity Managed Income Portfolio
      (1,552,317 units, cost $1,552)                                           1,552                                         1,552
    Fund D - Units in Fidelity Retirement Growth Fund
      (432,296 units, cost $6,564)                                                         7,107                             7,107
    Fund E - Units in Fidelity Equity Income Fund
      (249,625 units, cost $6,425)                                                                    7,242                  7,242
    Loans to participants                                                                                        9,397       9,397
    Short-term investments                           354           329         2,153          74         74                  2,984

        Total Investments                         63,674        16,487        12,484       7,181      7,316      9,397     116,539

  Dividends receivable                               534                                                                       534
  Other assets                                         5             1                         1          1                      8
  Due from (to) other funds                         (280)           19          (126)        248        139

          Total assets                            63,933        16,507        12,358       7,430      7,456      9,397     117,081


LIABILITIES:
  Payables to terminating and withdrawing
    participants                                   5,720         1,103         1,115         257        504                  8,699
  Other payables                                     220            99            69          41         49                    478

          Total liabilities                        5,940         1,202         1,184         298        553             -    9,177

Net assets available for plan benefits           $57,993       $15,305       $11,174     $ 7,132    $ 6,903    $ 9,397    $107,904


The accompanying notes and schedules are an integral part of this statement.


KERR-MCGEE CORPORATION SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the Year Ended December 31, 1993
(Thousands of dollars)

                                                Fund A       Fund B         Fund C       Fund D     Fund E
                                                Kerr-McGee   Government     Interest     Equity     Equity     Loan
                                                      Stock    Securities    Income      Growth     Income     Account    Total

Investment income:
  Dividends                                      $ 2,131       $             $           $    85    $   360    $          $  2,576
  Interest                                           302           680           922         104         92                  2,100
  Net appreciation of investments                    433                                   1,870      1,425                  3,728

                                                   2,866           680           922       2,059      1,877                  8,404

Contributions                                      6,103         2,618         2,296       2,191      1,936                 15,144

    Total additions                                8,969         3,298         3,218       4,250      3,813                 23,548


Distributions to terminating and withdrawing
  participants                                     5,498         1,187         1,360         782        896        242       9,965
Loans to participants, net of repayments           1,276           455           250         168         73     (2,222)
Transfers (from) to other funds                    1,134         1,802           727      (1,650)    (2,013)

    Total deductions                               7,908         3,444         2,337        (700)    (1,044)    (1,980)      9,965

Increase (decrease) in net assets                  1,061          (146)          881       4,950      4,857      1,980      13,583

Net assets available for plan benefits-
  Beginning of year                               57,993        15,305        11,174       7,132      6,903      9,397     107,904

  End of year                                    $59,054       $15,159       $12,055     $12,082    $11,760    $11,377    $121,487


The accompanying notes and schedules are an integral part of this statement.

               KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN


                        NOTES TO FINANCIAL STATEMENTS

                         DECEMBER 31, 1993 AND 1992


(1)  DESCRIPTION OF THE PLAN

     General -

     The Kerr-McGee Corporation Savings Investment Plan (the Plan) is a defined contribution plan in which eligible employees of Kerr-McGee Corporation and its affiliated companies (collectively referred to as the Company) may participate. The Plan and the Trust established thereunder (the Trust) were executed on September 26, 1975, and became fully effective on January 1, 1976.

     Effective September 1, 1984, the Plan was amended and restated, principally to allow participants to defer taxable earnings through contributions to the Plan as provided for under Section 401(k) of the Internal Revenue Code (the Code), to establish the Employee Stock Ownership Plan (the ESOP Program) as a part of the Plan, and to allow participants to borrow from their accounts within the Plan. The Company ceased contributions to the ESOP Program after repeal of the income tax credit by the Tax Reform Act of 1986, and the Savings Investment Plan ESOP
     Program shares were distributed to participants.

     Effective January 1, 1988, the Plan was amended and restated for participants not involved in collective bargaining agreements, principally to add three investment fund options and to provide for vesting of the participants' share of Company contributions on the basis of 20% for each completed year of vesting service. Vesting service is completed years of Company service reduced in certain limited situations as defined by the Plan.

     Effective January 1, 1990, the Plan was amended and restated principally to allow employer matching contributions to be made to the Employee Stock Ownership Plan (ESOP), which was established in September 1989. The amendment applies only to participants who are not members of collective bargaining units and provides that all matching contributions are made to the ESOP and are invested in Kerr-McGee Corporation common stock. The ESOP is not part of the Plan; therefore, the employer contributions to the ESOP and the ESOP assets and earnings are not included in the Plan's accompanying financial statements. The amendment also increased the maximum Company matching contribution to 6% of salary, increased the maximum employee contribution to 15% of salary, and allowed employees to participate in the Plan from their initial date of employment.

     The participants' contributions to the Plan and earnings thereon are fully vested at all times. After the January 1, 1988, amendment, the participants' share of the Company contributions and earnings thereon vest on the basis of 20% for each completed year of service. Company contributions are fully vested in the event of retirement, death, or disability. Forfeitures may be used to reduce Company contributions or to pay expenses of administration.

     The Plan or any portion thereof may be discontinued by the Board of Directors of the Company. In the event of such discontinuance or other termination of the Plan, each participant shall be fully vested.

     The Plan is administered by the Kerr-McGee Corporation Benefits Committee (the Committee), which is appointed by the Board of Directors of the Company. Accounting and administration for the Plan are provided by the Company at no cost to the Plan. In addition, all expenses of the Trust are borne by the Company.

     The following is a description of the funds and the number of participants in each of these funds at December 31, 1993 and 1992:

     Fund                                                                                           1993              1992
        A          Kerr-McGee Stock Fund - common stock of the Company.                             2,680             2,719

        B          U.S. Government Securities Fund - obligations issued or
                   guaranteed by the United States Government.                                      1,458             1,695

        C          Interest Income Fund - guaranteed investment contracts
                   and other investment contracts issued by insurance
                   companies, banks, and other financial institutions.                              1,211             1,280

        D          Equity Growth Fund - shares of stock of companies that
                   are believed to have the potential for strong capital growth.                    1,391             1,065

        E          Equity Income Fund - stock, bonds, and convertible
                   debentures of companies that have had stable profit levels
                   and a record of high dividends.                                                  1,365             1,052


     Effective January 1, 1993, the Guaranteed Investment Contract Fund was renamed the Interest Income Fund. Prior to December 1992, holdings in this fund consisted of guaranteed investment contracts issued by insurance companies. Since December
     1992, funds from maturing contracts and contribu- tions are invested in a managed income portfolio consisting of a commingled pool of investment contracts issued by insurance companies and other approved institutions.

     The U.S. Government Securities Fund, Interest Income Fund, Equity Growth Fund, and Equity Income Fund are entirely participant-directed. The Kerr-McGee Stock Fund consists of both participant-directed investments and Company matching contributions as follows:

                                                            Participant-      Company             Total
           (Dollars in thousands)                             Directed        Matching            Fund
                                                                                                                                 >

           1993
           Market Value                                      $    40,622     $    22,683     $      63,305
           Shares                                                897,717         501,297         1,399,014

           1992
           Market Value                                      $    39,721     $    23,599     $      63,320
           Shares                                                882,693         524,429         1,407,122

                     SMART and CAPITAL Savings Programs -

                     Since the amendment of September 1, 1984, participants who are not members of collective bargaining units participate in the Plan under the SMART and CAPITAL Savings Programs. This encompasses most of the participants in the Plan.

                     These participants may direct their savings, up to a maximum of 15% of salary, to be invested among one or more of Funds A through E in 1% increments. Since the amendment of January 1, 1990, the Company matches the participant's contribution to the Plan, limited to 6% of the participant's salary. All Company contributions are made to the ESOP and invested in Kerr-McGee Corporation common stock.

                     Contributions to the SMART Savings Program are from a participant's salary, before income taxes. The participant's income taxes on the pre-tax contributions are deferred until the contributions are distributed after termination or at the time of hardship withdrawal. The annual SMART Savings Program contribution limitation is subject to annual adjustments for inflation and was $8,994 for 1993 in accordance with the Code. Participant contributions in excess of this amount are considered to be contributions to the CAPITAL Savings Program.

                     Contributions to the CAPITAL Savings Program are from a participant's salary, after income taxes. If a participant has authorized less than 15% of his salary to be contributed to the SMART Savings Program, he may contribute the remaining whole percentages up to 15% to the CAPITAL Savings Program. Participant contributions may be invested in the same proportions and the same funds as outlined above for the SMART Savings Program. The maximum contributions allowed to each program may be limited for highly compensated employees, depending upon the balance of contributions at all pay levels.

                     For employees who are members of collective bargaining units whose agreements provide for participation in the Plan under the terms and conditions in effect subsequent to January 1, 1988, the Company matches the participant's contribution to the Plan, limited to 3% of the participant's salary. All matching contributions are deposited in Fund A and invested in Kerr-McGee Corporation common stock. These participants may contribute up to 15% of their salary to either the SMART or CAPITAL Savings Program.

                     A participant may borrow from the Plan against his contributions to the SMART and CAPITAL Savings Programs and against his vested interest in Company contributions. By administrative rule established by the Committee, effective April 1, 1990, new loans to participants bear interest at a fixed rate equal to the national average interest rate for five-year certificates of deposit (as published in The Wall Street Journal), plus 1.5%. Such interest is credited to the participant's accounts in the Plan when repaid. The average interest rate for new loans, which is adjusted quarterly, was 6.5% for 1993. The minimum loan amount, determined periodically by the
                     Committee, is currently $1,000. The maximum amount of all loans to a participant under the Plan and any other plans of any employer may not exceed the lesser of (a) $50,000, reduced by an amount equal to the difference between (i) the participant's highest loan balance under the Plan during the one-year period ending on the day before the date on which such loan is made and
                     (ii) the outstanding loan balance of the participant under the Plan on the date on which such loan was made or (b) one-half the current value of the participant's vested interest in his accounts.
                     Loans must be repaid within five years, with certain special provisions available for military reservists called to active duty. In the event of a participant's termination of employment and subsequent default on the loan, any outstanding balance will be considered a withdrawal and will be taxable to the participant as prescribed by the Code.

                     Regular Savings Program -

                     The Regular Savings Program is a continuation of the Plan as it existed prior to the September 1, 1984, amendment. It is for those participants who are members of collective bargaining units whose agreements provide for participation in the Plan under the terms and conditions in effect immediately prior to September 1, 1984.

                     Under the provisions of the Plan, a Regular
                     Savings Program participant may contribute up to 10% of his salary to the Plan and may direct that his contributions be entirely deposited in Fund A or Fund B or allocated between Fund A and Fund
                     B. The Company contributes amounts equal to one-half of the participant's contributions, limited to 3% of the participant's salary. The Company contributions are all deposited in Fund A and invested in common stock of Kerr-McGee
                     Corporation.

                     A Regular Savings Program participant may withdraw his contributions to the program at any time, together with earnings credited thereto. The vested interest in the Company contributions may be withdrawn, except that a participant who has not been a participant for at least five years may not make withdrawals in excess of the contributions (and related earnings) made by the Company to such account two or more years prior to the withdrawal date.

(2)                  SIGNIFICANT ACCOUNTING POLICIES

                     The accompanying financial statements have been prepared on the accrual basis of accounting. Investments are accounted for on the market value basis, except for the guaranteed investment contracts issued by insurance companies in the Interest Income Fund, which are accounted for at contract value. Payments to terminating and withdrawing participants are accounted for on the market value basis.

(3)                  TAX STATUS

                     The Plan obtained its latest determination letter on March 17, 1992, in which the Internal Revenue Service stated that the Plan and Trust qualify under Section 401(a) and are entitled to exemption from Federal income taxes under
                     Section 501(a) of the Code.

                     Participants on whose behalf Company
                     contributions are made are not taxed on the amounts contributed by the Company or on any income earned thereon until the receipt of a distribution pursuant to the terms of the Plan. The taxation of income earned on assets of the Plan attributable to participants' contributions to the Plan as well as contributions to the SMART
                     Savings Program is also deferred until distributed. Federal income taxes applicable to participants or their beneficiaries upon distribution are prescribed by the Code.

(4)                  DISTRIBUTIONS TO PARTICIPANTS

                     Distributions to participants are recorded at the approximate market value as of the date of distribution. Nonvested Company contributions are forfeited upon termination of employment (unless termination occurs because of retirement, disability, death, or in certain circumstances when the Company deems the contributions to be fully vested), except that if the participant is re-employed within a specified period such amounts are re-allocated to the employee.

                     Forfeitures are reflected as reductions of Company contributions in the period in which they reduce such contributions. Forfeitures may be re-allocated to terminated employees upon their re-employment, in which case the Company will fund such re-allocated amounts.

                     Terminating participants with more than $3,500 in the Plan may defer distribution until age 70-1/2. Investments relating to these participants remain in the Trust until the terminated participant requests distribution. Participants who defer distribution continue to share in earnings and losses of the Plan. Accordingly, investment earnings or losses and net changes in the market value of the investments subsequent to deferral are included in total additions and offset in distributions to terminating and withdrawing participants in the Statement of Changes in Net Assets Available for Plan Benefits. At December 31, 1993 and 1992, payables to terminating and withdrawing participants in the Statement of Net Assets Available for Plan Benefits included $8,957,000 and $7,750,000, respectively, applicable to the deferred distributions.

(5)    LOANS TO PARTICIPANTS

       Loan activity during 1993 and 1992 is set forth below:

       (Thousands of dollars)                                                        1993                        1992

                                                                                                                                   >
       Balance at beginning of year                                               $   9,397                   $  8,793

           New loans                                                                  7,200                      5,694

           Principal repayments                                                      (4,978)                    (4,501)

           Loans included as distributions
              to terminated participants                                               (242)                      (589)

       Balance at end of year                                                     $  11,377                   $  9,397

                     Interest income applicable to these loans during 1993 was $740,000, which is reported as interest income in the funds to which the participant is currently contributing.

(6)                  CONTRIBUTIONS

                     The amounts contributed to the Plan during 1993 by employees of each employer and by each employer were as follows:

                                                                      Employee                      Employer
       (Thousands of dollars)                                      Contributions                 Contributions

                                                                                                                                >
       Kerr-McGee Corporation                                       $    5,407                       $    -
       Kerr-McGee Refining Corporation                                   1,638                          164
       Kerr-McGee Chemical Corporation                                   2,976                           36
       Kerr-McGee Coal Corporation                                       3,398                            -
       Cato Oil & Grease Company                                           338                            -
       Southwestern Refining Company, Inc.                                 882                          237
       Cimarron Corporation                                                 71                            -
                                                                        14,710                          437
       Less:  Forfeitures                                                    -                           (3)

                                                                    $   14,710                       $  434

                     The company's matching contribution for most participants is made to the ESOP. During 1993, this matching contribution totaled $10,336,000. Common stock of the Company held by the ESOP and allocated to participants' accounts totaled 831,696 shares with a market value of $37,634,000 at December 31, 1993.


The following are filed under cover of Form SE:

Item 27a - Schedule of Assets Held for Investment Purposes
Item 27d - Schedule of Reportable Transactions

                     EXHIBIT

Consent of Independent Public Accountants


      As independent public accountants, we hereby consent to the incorporation of our report dated April 22, 1994, included in the Kerr-McGee Corporation Savings Investment Plan 1993 annual report in this Form 11-K, into the Company's previously filed Form S-8's numbered 2-85844 and 33-18268.



                    (ARTHUR ANDERSEN & CO.)
                     ARTHUR ANDERSEN & CO.


Oklahoma City, Oklahoma,
  May 4, 1994

                                 SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Kerr-McGee Corporation Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

               KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN





       By                    (John C. Linehan)
                               John C. Linehan
                   Chairman of the Kerr-McGee Corporation
                             Benefits Committee




Date: May 10, 1994